Mail Stop 6010

June 22, 2006

Via U.S. Mail and Facsimile to (954) 556-4031

Mr. Gerard A. Herlihy
Chief Financial Officer
Ener1, Inc.
500 W. Cypress Road – Suite 100
Ft. Lauderdale, FL 33309

> **Re: Ener1, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed May 23, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **File No. 000-21138**

Dear Mr. Herlihy:

        We have reviewed your response letter dated May 24, 2006 and subsequent filings and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2005

General

1.   We note the additional correspondence you provided on June 14, 2006 has not yet
        been filed on EDGAR. Please file all your correspondence with us on Edgar. See
        Item 100 of Regulation S-T.

Critical Accounting Policies, page 26

2.   Please refer to prior comment 1. Please revise the disclosure in your critical
        accounting policies to clearly disclose the methodology and significant estimates
        and assumptions used to value the derivatives. Refer to the guidance provided in
        SEC Release No. 33-8350.

Note 18. Redeemable Preferred Stock, page 67

3.   Please refer to prior comment 13. We note that you determined Series A and
        Series B Preferred Stock are not subject to SFAS 150 since redemption is
        conditional and, therefore, you classified the Series A and Series B Preferred
        Stock outside of permanent equity.
        •   Please revise the notes to include disclosure that is consistent with your
            response.
        •   Tell us how you considered the guidance in Rule 5.02.27 of Regulation S-X in
            determining the correct classification of the minority interest in EnerDel.

4.   In this regard, we note the EnerDel Series A Preferred Stock were convertible
        until January 31, 2005. Please explain why the fair value of the Series A
        Preferred Stock, presented in the table on page 71, continues to reflect a deduction
        for the fair value of the conversion option as of December 31, 2005.

Note 19. Derivatives, page 69

5.   Please refer to prior comment 15. We await your further analysis under 00-19
        and SFAS 133 of the other embedded features which we identified in our
        telephone conversations, including the interest rate reset and the default premium
        features on your 2004 and 2005 debt. Revise your disclosures, as appropriate, to
        reflect your conclusions.

6.   We note that the Itochu warrants expired January 31, 2005. Please explain why
        the first table on page 72 shows no balance sheet and statement of operations
        impact for these options for any of the periods presented.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

15. Warrant Exercise Agreement and Intercompany Transactions with Ener1 Group, page 19

7.   We note the transactions with Ener1 Group described in the second and third paragraph of this note.
- Please tell us in detail how you valued and recorded the transactions, citing the authoritative accounting guidance on which you relied.
- In particular, please address how you valued the 49% interest in Ener1 EL Holdings transferred to the Ener1 Group.

We may have further comments based on your response.

8.   Revise your Forms 10-QSB to comply with the above comments, as applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Branch Chief